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Exhibit 99.2

Press release

Bookham Technology plc
11 September 2003

        Oxfordshire, UK—11 September 2003:    Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) has filed Form F-3/A (its registration statement relating to the acquisition of the optical components businesses from Nortel Networks which completed in November 2002) and Form 20-F/A (its annual report) with the U.S. Securities and Exchange Commission. These filings contain the following table showing the cash, short-term debt and capitalisation of Bookham as at 24 August 2003 under UK GAAP. There have been no significant changes to the amounts presented below since 24 August 2003.

CAPITALISATION

24 August 2003 £000
Cash	55,767
Short-term debt—secured	30

Long-term debt
$20 million unsecured	12,709
$30 million secured	19,064
CHF1 million secured	250

Total long-term debt	32,023
Equity shareholders' funds	127,030

Total capitalisation	159,053

For further information, please contact:

Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837000/
sharon.ostaszewska@bookham.com

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  Exhibit 99.2
CAPITALISATION